                                                                                                 Exhibit 12



                                          IPALCO ENTERPRISES, INC.
                                     Ratio of Earnings to Fixed Charges

                                                   1997         1998         1999       2000        2001
                                                  ------       ------       ------     ------      ------

Income from continuing
   operations before income taxes..............   168,377      205,078      207,734    268,237     122,563
Fixed charges..................................    65,413       66,691       65,981     57,315      53,382
Preferred dividends............................    (1,080)      (2,806)      (3,213)    (3,213)     (3,213)
Capitalized interest...........................      (945)        (911)        (829)      (961)       (633)
                                                  -------      -------      -------    -------     -------
Total earnings.................................   231,765      268,052      269,673    321,378     172,099
Fixed charges:
   Interest on long-term debt..................    60,385       60,489       58,584     50,173      46,326
   Interest on short-term debt.................     1,783        1,060        1,545      1,717       1,446
   Amortization of debt expense................     1,903        2,062        2,555      2,141       2,354
   Preferred dividends.........................     1,080        2,806        3,213      3,213       3,213
   Net interest factor attributable to rents...       262          274           84         71          43
                                                  -------      -------      -------    -------     -------
      Total fixed charges......................    65,413       66,691       65,981     57,315      53,382

Ratio of earnings to fixed charges.............      3.54         4.02         4.09       5.61        3.22
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